Amy Latkin

Vice President and Associate General Counsel

w: 212.224.1840

April 17, 2020

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street NE

Washington DC 20549

Attn: Ms. Jennifer Hardy

Re: Post-Effective Amendment No. 3 under the Securities Act of 1933 and No. 168 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (TDA and VEC Contracts) (SEC File Nos. 333-221999, 811-03996)

Dear Ms. Hardy,

On behalf of the above-referenced registrant, set forth below are responses to comments relating to the Registration Statement that you provided by telephone to me and Scott Rothstein on April 7, 2020, concerning Post-Effective Amendment No. 3 under the Securities Act of 1933, as amended, and Amendment No. 168 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-4 filed with the Securities and Exchange Commission by Mutual of America Separate Account No. 2 on February 24, 2020.

Set forth below are your comments with Mutual of America’s response immediately following each comment.  As discussed in our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2020.

General Comments

Comment 1	These comments also apply to the N-4s for the 457 contracts, the IRA and FPA contracts, and TDA and VEC contracts, as applicable.
Response 1	We applied these comments to the other N-4s, as applicable.

Comment 2	Please provide any bracketed information along with your response to the Staff comments on Edgar.
Response 2	All bracketed information will be updated and included in the 485(b) filing.

Comment 3

Please make sure your response includes the disclosure changes you intend to make in response to Staff comments. This can be done either by including in your correspondence filing the pages of the registration statement with the revised disclosure, or by clearly indicating in the correspondence the revised disclosure.

Response 3	All disclosure changes we to intend to make are discussed in this letter.

Comment 4	Please make sure that you provide hyperlinks for all exhibits and any information incorporated by reference pursuant to the FAST Act.
Response 4	Hyperlinks for all exhibits and information incorporated by reference will be included in the 485(b) filing.

Comment 5	Please note where a comment is made in one section of the registration statement, such comment is applicable to all similar disclosures appearing elsewhere in the registration statement.
Response 5	We will apply Staff comments to all sections of the prospectus, as applicable.

Comment 6

The prospectus states that the registrant guarantees that it will make the payment according to the form of annuity selected, and that its guarantee of payment is subject to its financial strength and claims-paying ability obligations, and it states that participants should consider the company’s claims-paying ability and financial strength when allocating amounts to the General Account.

Given the significant market events that have occurred as a result of the COVID-19 pandemic since the post-effective amendment was filed, please consider whether this disclosure should be revised based on how these events could affect the company’s financial strength and claims-paying ability, including the ability to timely process claims.

If the company believes that no additional disclosure is warranted, please explain supplementally why not.

Response 6

Mutual of America does not intend to change the referenced disclosure, as it does not believe that the COVID-19 pandemic will materially impact the Company’s financial strength or claims-paying ability.  Mutual of America entered the pandemic with a Risk Based Capital (RBC) ratio of almost 400%, making it extremely well capitalized and able to sustain any reasonably likely scenario as the impact of the pandemic develops.  As a New York domestic mutual life insurance company, the Company is regulated by the New York State Department of Financial Services (“DFS”), which requires rigorous capital testing to ensure the solvency of the Company under a variety of stressed scenarios, all of which have demonstrated the sufficiency of the Company’s reserves. This conclusion is also supported by testing performed by the Company in connection with its own risk and solvency assessment processes, as required by the DFS, using scenarios involving market corrections similar to, and more extreme than, market activity arising out of the pandemic.  With regard to the ability to timely process claims, the Company has effectively implemented its Business Continuity Plan, with most employees performing their normal duties remotely, and the Company is, and expects to remain, fully operational at all times.

Prospectus Comments

Comment 1

The disclosure under Loans under a TDA Contract states:

“Any loan shall be repaid within five years, except a loan used to purchase a primary residence of the Participant may be repaid over a period not to exceed ten years. Your repayment schedule will provide for substantially level amortization of the loan over the applicable period, which means that your payments will be substantially equal (subject to changes in the interest rate on your loan, if any). ~~Your payments will be by payroll deduction in accordance with your payroll schedule or as otherwise permitted by the Code.~~” (changes are indicated by strikethrough)

Is this a new change and what were the prior terms?

If this change is less favorable than existing terms, explain how the company can make this change for the existing contractowners, or revise to make it applicable only to new purchasers.

Response 1

The change removes the disclosure that loan repayments may be made by payroll deduction. The Company does not provide for repayment by payroll deduction for the contracts covered by this prospectus and there are no existing contractowners who are making loan payments through payroll deduction.

Mutual of America believes that it has responded fully to each of the aforementioned comments received from the Commission staff.  If you have any questions regarding Mutual of America’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience.  We greatly appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin

cc:  Scott H. Rothstein, Esq.

Mutual of America Life Insurance Company                   320 Park Avenue, New York, NY 10022-6839 mutualofamerica.com